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                       [Letterhead of ChannelPoint, Inc.]

                                October 27, 2000


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Peggy Fisher

Re:   ChannelPoint, Inc.
CIK:  0001046993
Commission File No. 333-334400 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, ChannelPoint, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-334400 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on March 28, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $75,000,000. Based upon changed circumstances regarding the securities markets, the Registrant has determined at this time not to pursue the initial public offering of equity securities pursuant to the Registration Statement. Furthermore, no securities have been sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact James C.T. Linfield or Brent D. Fassett of Cooley Godward LLP, legal counsel to the Registrant in connection with the Registration Statement, at (303) 546-4000.

                                   Sincerely,

                                   ChannelPoint, Inc.

                                   /s/ Kenneth E. Hollen
                                   President and Chief Executive Officer


cc:   Marcia Brown - Nasdaq Stock Market, Inc.
      James C.T. Linfield, Esq.